Exhibit 99.106

Gunnison Copper Announces Closing of Oversubscribed C$34.5 Million Bought Deal Public Offering

Phoenix, Arizona—(Newsfile Corp. - June 3, 2026) - Gunnison Copper Corp. (TSX: GCU) (OTCQB: GCUMF) (FSE: 3XS0) (“Gunnison” or the “Company”) is pleased to announce that it has closed its previously announced bought deal public offering, pursuant to which the Company sold 82,144,500 common shares (the “Common Shares”), including the full exercise of the over-allotment option granted by the Company of 10,714,500 Common Shares, at a price of C$0.42 per Common Share for gross proceeds of approximately C$34.5 million (the “Offering”).

The Offering was conducted by a syndicate of underwriters led by Canaccord Genuity Corp. (“Canaccord Genuity”), as sole bookrunner, on behalf of a syndicate of underwriters that included Paradigm Capital Inc., as co-lead underwriter with Canaccord Genuity, and Ventum Financial Corp. and CIBC Capital Markets.

The net proceeds of the Offering will be used to advance the Company’s Gunnison Copper Project in Arizona, as well as for working capital and general corporate purposes.

The Offering was offered in (i) each of the provinces of Canada, except Quebec, pursuant to a prospectus supplement dated May 29, 2026 to the Company’s short form base shelf prospectus dated May 19, 2026 (collectively, the “Prospectus”), (ii) the United States on a private placement basis to Qualified Institutional Buyers pursuant to applicable exemptions from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act of 1933”), and (iii) such other jurisdictions outside of Canada and the United States on a private placement basis in accordance with applicable laws. The Offering remains subject to the final approval of the Toronto Stock Exchange (the “TSX”).

A copy of the Prospectus is available on the Company’s profile on SEDAR+ at www.sedarplus.ca.

The Common Shares have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the U.S. Securities Act of 1933 and applicable state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

ABOUT GUNNISON COPPER CORP.

Gunnison Copper Corp. is a multi-asset pure-play copper developer and producer that controls the Cochise Mining District (the district), containing 12 known deposits within an 8 km economic radius, in the Southern Arizona Copper Belt.

For more information on the Company, please visit our website at www.GunnisonCopper.com.

For further information regarding this press release, please contact:

Gunnison Copper Corp.

Concord Place, Suite 300, 2999 North 44th Street, Phoenix, AZ, 85018

Melissa Mackie

T: 647.533.4536

E: info@GunnisonCopper.com

www.GunnisonCopper.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this release constitute forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements relate to the use of proceeds from the Offering and the receipt of final approval of the TSX for the Offering. In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, receipt of TSX final approval of the Offering; the use of the proceeds of the Offering; the availability of financing to continue as a going concern and implement the Company’s operational plans, the estimation of mineral resources, the realization of mineral resource estimates, copper and other metal prices, the timing and amount of future development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs (including the price of acid), the availability of labour, material and acid supply, receipt of and compliance with necessary regulatory approvals and permits, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks related to the Company not obtaining adequate financing to continue operations, Nuton failing to continue to fund the stage 2 work program, the breach of debt covenants, risks inherent in the construction and operation of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not be sustained at the Gunnison Copper Project, risks related to the delay in approval of work plans, variations in mineral resources, grade or recovery rates, risks relating to the ability to access infrastructure, risks relating to changes in copper and other commodity prices and the worldwide demand for and supply of copper and related products, risks related to increased competition in the market for copper and related products, risks related to current global financial conditions on the Company’s business, uncertainties inherent in the estimation of mineral resources, access and supply risks, risks related to the ability to access acid supply on commercially reasonable terms, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the construction or mining process, regulatory risks including the risk that permits may not be obtained in a timely fashion or at all, financing, capitalization and liquidity risks, risks related to disputes concerning property titles and interests, environmental risks and the additional risks identified in the “Risk Factors” section of the Company’s reports and filings with applicable Canadian securities regulators.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this news release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

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